                            CONTRACT LOAN ENDORSMENT

      Made a part of the Contract to which it is attached ("this Contract")

While this Contract is in force prior to the Annuity Commencement Date, Lincoln Life will loan, upon written application and assignment of this Contract's value as the only security for the loan, a sum which shall not be less than $2,500. The maximum loan amount is generally equal to 50% of your annuity account value, not to exceed $50,000 on all contracts involved. However, if 50% of the total account value is less than $10,000, you can borrow the lesser of $10,000 or 100% of the vested account value. If there has been a loan in the preceding 12-month period, the $50,000 maximum loan limit is reduced by the excess of the highest outstanding balance of loans during the preceding 12-month period over the outstanding current loan balance.

During the existence of a Contract Loan, the amount of the Contract loan principal will continue to earn interest at an annual rate of 4.50%. The loan rate of interest will be an annual rate of 7.00%. Loan payments of principal and interest must be in level amortized payments, either monthly or quarterly. (The minimum payment amount is $100.00)

If the required loan payment is not paid in full within 90 days after the due date, the TOTAL OUTSTANDING LOAN BALANCE will be determined to be in default. The amount of the entire loan balance will be reported to the IRS on Form 1099-R for the year the default occurred. If the loan defaults, no further loans will be available under this Contract until the defaulted loan amount plus accrued interest, is paid. The defaulted amount will be deducted from your annuity account value upon the earlier of:

For a Participant in a plan 403(b) plan: severance from service, attainment of age 59 1/2, total and permanent disability, death or unrestricted employer contributions or you have sufficient grandfathered money (money deposited into your account before 1989).

For a Participant in a 457 plan: severance from service, in the calendar year in which you attain age 70 1/2 or death or upon any other distributable event which may from time to time be permitted by the Code other than for an unforeseeable emergency.

If the Contract is surrendered while there is an outstanding Contract Loan, the surrender value will be reduced by the amount of the loan plus loan interest due. Lincoln Life reserves the right to defer payment on any loan amount for six months after application is made. Upon the death of the Annuitant, Lincoln Life will pay the Beneficiary the account value less the outstanding loan and loan interest due.

The amounts and terms of a loan may be subject to the restrictions imposed under 72(p) of the tax code and any applicable plan.

There is a charge of [$75.00] to cover loan processing and set-up expenses.

This Contract Loan Endorsement shall not alter any other provisions of the Contract

             Signed for The Lincoln National Life Insurance Company
                            1300 South Clinton Street
                              Fort Wayne, IN 46802

                   /s/ Mark E. Reynolds

                       Mark E. Reynolds
                       SVP & Chief Administrative Officer


_________________
Effective Date